ALTAGAS ANNOUNCES STRONG FIRST QUARTER RESULTS

AltaGas’ integrated Utility and Midstream strategy continues to provide stable and reliable results. Our teams on the frontlines are delivering safe and reliable energy to our customers and communities.

Calgary, Alberta (April 30, 2020)
AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported first quarter 2020 financial results and provided an update on its operations and outlook, inclusive of COVID-19 considerations.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•
Normalized EBITDA[1] was $499 million for the first quarter, an increase of approximately 4 percent over the same period in 2019. Excluding the $34 million reduction in normalized EBITDA as a result of the asset sales in 2019, first quarter normalized EBITDA would have increased 11 percent as compared to the first quarter of 2019.

•	Normalized net income[1] was $220 million ($0.79 per share) in the first quarter of 2020, a 3 percent increase over the first quarter of 2019.

•	Net income applicable to common shares was $464 million ($1.66 per share) in the first quarter.

•
First quarter Utilities segment normalized EBITDA increased approximately 10 percent over the first quarter of 2019 underpinned by rate base growth, higher achieved returns through rate case settlements in 2019, increased utilization of accelerated replacement programs and lower operating costs.

•
Strong first quarter Midstream segment performance was underpinned by contributions from the Ridley Island Propane Export Terminal (RIPET), which continues to see strong demand for Canadian propane from Asia, averaging two ships per month for the quarter.

•
On March 31, 2020, the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board closed its previously announced acquisition of AltaGas Canada Inc. (ACI), including the 11,025,000 common shares (approximately 37 percent) held by AltaGas for cash proceeds to AltaGas of approximately $369 million.

•
In response to the COVID-19 pandemic, AltaGas initiated precautionary and business continuity measures to protect the health and safety of its employees, customers and communities in which it operates. To date, AltaGas has experienced limited disruption to its operations.

•	On April 1, 2020, AltaGas announced $1 million in donations to help community partners and frontline workers in its operating regions respond to the COVID-19 pandemic.

•	2020 outlook remains unchanged with expected normalized EBITDA[1] in the range of $1.275 - $1.325 billion and normalized EPS[1] of $1.20 - $1.30 per share.

CEO MESSAGE
Randy Crawford, President and Chief Executive Officer commented, "We began 2020 on solid footing, thanks to the incredible efforts of our teams across the Company that successfully executed our strategy in 2019. With a renewed focus on our core Utilities and Midstream businesses, we entered the year with a strong balance sheet, attractive assets and abundant organic growth opportunities.

"Over the last several weeks, the world dramatically changed around us. Communities have been brought to a stand-still, businesses abruptly came to a halt and families are forced to adapt to a new normal. I want to extend

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended March 31, 2020, which is available on www.sedar.com.

our deepest sympathies to all those who have been personally affected by the pandemic. We remain focused on doing our part by continuing to provide our essential services and continuing to deliver reliable energy to our customers. I would like to thank our employees for their dedication, adaptability and hard work during this pandemic. Our people are the heart of this Company and their resilience and spirit gives me confidence that we can deliver on all of our commitments to all of our stakeholders.

"A few weeks ago, we announced that we are donating $1 million in COVID-19 relief funding to support frontline health care workers as they address the crisis. We have begun distributing these funds across our operating regions to help communities with their pandemic response, and we will allocate the remaining funds as our community partners identify critical needs. We are committed to supporting our communities through these difficult times and are confident that together we will emerge from this crisis even stronger.

"Despite the challenges created by COVID-19, our first quarter financial results reflect the stability and resiliency of our core businesses. Our Utilities and Midstream businesses continue to perform well, providing predictable and reliable earnings despite the disruption to global markets. Our first quarter reflects strong operating performance, excluding the impact of lost EBITDA from 2019 asset sales, our core businesses normalized EBITDA increased more than 11 percent year-over-year. The earnings were largely underpinned by our Utilities, which accounted for approximately 75 percent of normalized EBITDA. Our Utilities segment is expected to contribute approximately 60 percent of full year 2020 normalized EBITDA.

"At our Midstream segment our focus has been, and will continue to be, to leverage our export capability and access to premium pricing in Asia to attract more production to our system. Our teams continued to deliver clean energy to Asia with strong operating performance in the first quarter results largely driven by RIPET energy export strategy, which continues to see stable demand in Asia for Canadian propane exports.

"The Company continues to have a strong balance sheet and an investment-grade credit rating and ample liquidity. Our self-funded 2020 capital plan of approximately $900 million remains intact. The capital plan continues to focus heavily on our low-risk, stable Utilities where we will earn immediate return on approximately 80 percent of capital through accelerated replacement programs and maintenance spending that matches depreciation.

"We are well positioned to execute our near-term priorities and deliver stable financial results during these difficult times. With a strong first quarter under our belt and a keen focus on providing safe and reliable services to our customers and communities, we remain on track with our normalized EBITDA guidance of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30."

BUSINESS PERFORMANCE

Strong first quarter 2020 Utilities segment results were underpinned by rate base growth and achieving higher returns, increased utilization of accelerated replacement programs and lower operating costs. The Utilities segment normalized EBITDA was $369 million in the first quarter of 2020, representing an approximate 10 percent increase over the first quarter of 2019. Results were positively impacted by Washington Gas' 2019 Maryland and Virginia rate cases, higher rates at SEMCO effective January 1, 2020, higher revenue from increased utilization of accelerated pipe replacement programs, lower operating and leak remediation costs, higher margins and growth in customer base from WGL's retail power marketing business, and a stronger U.S. dollar. The increase was partially offset by warmer weather in the District of Columbia and Michigan. First quarter operating and leak remediation costs at WGL were lower by approximately $6 million reflecting the efforts AltaGas initiated in 2019 to optimize and align its cost structure and enhance our leak prediction and prevention strategy.

AltaGas Ltd. – Press Release Q1 2020 – 2

RIPET contributed $27 million of normalized EBITDA in the first quarter of 2020 on exports of 35,141 Bbls/d for delivery to Asian markets. The facility averaged two ships per month for the first quarter with deliveries modestly impacted by rail blockades experienced in February. RIPET’s first quarter normalized EBITDA was negatively impacted by a $6 million realized hedge loss on supply volumes exported in April. Excluding the timing impacts of the realized hedge loss in March, first quarter normalized EBITDA from RIPET would have been $33 million or approximately $10 per barrel. The $6 million realized hedge loss is anticipated to have a positive impact on the second quarter margins and results in lower inventory costs. AltaGas remains on track to hit its 50,000 Bbls/d export target through RIPET by year end. The Company has secured 50,000 Bbl/d of supply as at April 1, 2020, with approximately 33 percent under long-term tolling agreements. Approximately 80 percent of expected 2020 volumes have been hedged at an average FEI to Mont Belvieu spread of approximately US$10.50/Bbl. Including contracted tolling arrangements, approximately 86 percent of RIPET's propane export volumes are hedged for 2020.

In the first quarter of 2020, the Company expanded its integrated northeast B.C. export strategy with the completion of the Townsend 2B and North Pine expansions. The Townsend 2B expansion was commissioned late in the first quarter and began flowing gas in early April. The 10,000 Bbls/d North Pine expansion was also completed and placed into service in the first quarter with additional capacity for the rail terminal to handle the additional volume.

On February 14, 2020, AltaGas executed a 15-year Asset Management Agreement, effective April 1, 2020, with Consolidated Edison (ConEd), giving ConEd the rights to WGL Midstream’s 50,000 Dth per day of transportation capacity on the Transco Pipeline system, providing additional earnings stability to the U.S. Midstream business.

District of Columbia
In January 2020, a rate case was filed with the District of Columbia Public Service Commission (PSC) requesting a US$35 million increase in base rates, including US$9 million of annual PROJECTpipes surcharges currently paid by customers for accelerated pipeline replacement. On March 16, 2020, Washington Gas submitted a Climate Business Plan and Renewable Natural Gas study designed to serve as a bold blueprint to achieve carbon neutrality in support of the District of Columbia’s long-term climate goals. Public comments for the Climate Plan are due within 60 days of the filing (May 15).

On April 15, 2020, the District of Columbia PSC ordered Washington Gas to establish regulatory assets to record incremental COVID-19 related costs that were prudently incurred beginning when the state of emergency was declared in the District of Columbia on March 11, 2020.

Virginia
On March 17, 2020, Washington Gas filed its compliance filing and revised tariff pages reflecting the outcome of the rate case order issued in December 2019. Refunds of over collections resulting from the implementation of interim rates, as well as Tax Cuts and Jobs Act regulatory liability, are expected to start in May.

On April 21, 2020, Virginia utilities filed a joint petition with the Virginia State Corporation Commission (SCC) seeking approval to create regulatory assets to record incremental utility costs associated with the COVID-19 pandemic. On April 29, 2020, the Virginia SCC issued an order approving this request.

Maryland
On April 9, 2020 the Maryland PSC issued an order which allows utilities in Maryland to establish regulatory assets to record incremental costs incurred due to COVID-19. With respect to the Maryland multi-year rate plan (MYP), the filing of the Work Group Report regarding performance incentive measures associated with the MYP has been extended from April 1, 2020 to May 1, 2020.

Alaska
On April 10, 2020 the Alaska governor signed into law Senate Bill 241 covering COVID-19 related matters which, among other things, allows for the creation of a regulatory asset that would allow for the recovery of COVID-19 related costs incurred by the utilities.

AltaGas Ltd. – Press Release Q1 2020 – 3

Q1 2020 FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2020	2019
Segmented Normalized EBITDA(1)
Utilities	$369	$335
Midstream	120	128
Sub-total: Operating Segments	$489	$463
Corporate/Other	10	19
Normalized EBITDA (1)(4)	$499	$482
Add (deduct):
Depreciation and amortization	(105)	(118)
Interest expense	(70)	(93)
Normalized income tax expense	(81)	(37)
Preferred share dividends	(17)	(17)
Other (3)	(6)	(3)
Normalized net income (1)(4)	$220	$214

Net income applicable to common shares	$464	$809

($ per share, except shares outstanding)	2020	2019
Shares outstanding - basic (millions)
During the period (2)	279	276
End of period	279	276

Normalized net income - basic (1)	0.79	0.78
Normalized net income - diluted (1)	0.79	0.78

Net income per common share - basic	1.66	2.93
Net income per common share - diluted	1.66	2.93

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release

(2)	Weighted average

(3)	"Other" includes accretion expense, net income applicable to non-controlling interests, and NCI related to HLBV accounting

(4)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

Normalized EBITDA for the first quarter of 2020 was $499 million, compared to $482 million for the same quarter in 2019. Growth in the Utilities Segment ($34 million) from new rate cases and accelerated pipe replacement program spend was partially offset by unfavorable weather. The Midstream segment benefited from contributions from RIPET of $27 million. These were partially offset by lost normalized EBITDA of approximately $34 million associated with 2019 asset sales and lower equity earnings from Petrogas ($12 million). For the three months ended March 31, 2020, the average Canadian/U.S. dollar exchange rate increased to 1.34 from an average of 1.33 in the same quarter of 2019, resulting in an increase in normalized EBITDA of approximately $3 million.

Normalized net income was $220 million ($0.79 per share) for the first quarter of 2020, compared to normalized net income of $214 million ($0.78 per share) reported for the same quarter of 2019. The increase was due to the same previously referenced factors impacting normalized EBITDA, lower interest expense, and lower depreciation and amortization expense, partially offset by higher income tax expense.

Net income applicable to common shares for the first quarter of 2020 was $464 million ($1.66 per share), compared to $809 million ($2.93 per share) for the same quarter in 2019. The decrease was mainly due to the absence of the gain on the sale of AltaGas' remaining interest in the Northwest Hydro facilities recorded in the first

AltaGas Ltd. – Press Release Q1 2020 – 4

quarter of 2019, partially offset by the gain on the disposition of ACI, higher unrealized gains on risk management contracts, the same previously referenced factors impacting normalized EBITDA, lower interest expense, and lower depreciation and amortization expense.

In the first quarter of 2020, AltaGas recorded pre-tax gains on dispositions of assets of approximately $212 million. This was primarily comprised of the gain on the disposition of AltaGas' equity investment in ACI of $206 million.

In the first quarter of 2020, AltaGas recorded a pre-tax provision of approximately $2 million related to land parcels located near the Harmattan gas processing plant.

Depreciation and amortization expense for the first quarter of 2020 was $105 million, compared to $118 million for the same quarter in 2019. The decrease was mainly due to the impact of the sale of U.S. distributed generation assets in September 2019, and the impact of provisions recorded against property, plant, and equipment in the fourth quarter of 2019, partially offset by the impact of RIPET which was placed into service in May 2019.

Interest expense for the first quarter of 2020 was $70 million, compared to $93 million for the same quarter in 2019. The decrease was predominantly due to lower average debt balances as a result of debt reduction from proceeds on asset sales.

AltaGas recorded an income tax expense of $132 million for the first quarter of 2020 compared to an expense of $127 million in the same quarter of 2019. The increase in tax expense was mainly due to higher U.S. earnings and unitary tax rate adjustments, partially offset by lower tax expense on dispositions in Canada in the first quarter of 2020. Current tax expense of $10 million was recorded in the first quarter of 2020, which did not include any tax on asset sales.

GUIDANCE AND FUNDING
The Company's outlook for 2020 remains unchanged, with anticipated normalized EBITDA in the range of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30 per share, underpinned by increasing contributions from its core businesses and lower interest expense due to lower leverage.

Approximately 60 percent of 2020 normalized EBITDA is expected to come from the Utilities segment which provides stable and predictable results. The Utilities segment is largely insulated from earnings volatility through decoupling, fixed components of billing and other tracking mechanisms that offset load variability and incremental COVID-19 related costs. Growth in the Utilities segment is expected to be driven by rate base growth and achieving higher returns through rate case settlements, increased utilization of accelerated replacement programs, and operating costs and leak remediation reduction initiatives. The consolidated Utilities rate base is expected to grow at approximately 8 - 10 percent annually in 2020 through to 2024.

The Midstream segment is underpinned by the Company's unique energy export strategy and the distinct ability to handle the molecule through the entire value chain and provide access to premium-priced global markets for western Canadian producers. 2020 Midstream earnings are largely underpinned by long-term take or pay and fee for service agreements and AltaGas' comprehensive hedging program. At RIPET, approximately 80 percent of expected 2020 volumes have been hedged at an average FEI to Mont Belvieu spread of approximately US$10.50/Bbl. Including contracted tolling arrangements, approximately 86 percent of RIPET's propane export volumes are hedged for 2020. Hedges are in place for approximately 93 percent of frac exposed NGL volumes including internal hedges.

Growth in the Midstream segment is expected to be driven by a full year of contributions and increased utilization at RIPET and increased volumes at the northeast B.C. facilities including North Pine, Townsend and Aitken Creek.

AltaGas' 2020 capital investment estimate remains at approximately $900 million and is expected to be comprised primarily of projects within the low-risk Utilities business that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. AltaGas expects to self-fund its capital investment plan through internally-generated cash flow and normal course borrowings on existing credit facilities.

AltaGas Ltd. – Press Release Q1 2020 – 5

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

•
The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on June 15, 2020, to common shareholders of record on May 25, 2020. The ex‑dividend date is May 22, 2020. This dividend is an eligible dividend for Canadian income tax purposes;

•
The Board of Directors approved a dividend of $0.21125 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex‑dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of $0.26716 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex‑dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of US$0.330625 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex‑dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of $0.337063 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex‑dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of $0.265125 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex-dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of $0.29202 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex-dividend date is June 15, 2020;

•
The Board of Directors approved a dividend of $0.328125 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex‑dividend date is June 15, 2020; and

•
The Board of Directors approved a dividend of $0.3125 per share for the period commencing March 31, 2020 and ending June 29, 2020, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on June 30, 2020 to shareholders of record on June 16, 2020. The ex-dividend date is June 15, 2020.

AltaGas Ltd. – Press Release Q1 2020 – 6

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended March 31
($ millions, except normalized effective income tax rate)	2020	2019
Revenue	1,869	1,898
Normalized EBITDA (1) (2)	499	482
Net income applicable to common shares	464	809
Normalized net income (1) (2)	220	214
Total assets	21,133	21,563
Total long-term liabilities	10,003	10,374
Net additions (dispositions) of property, plant and equipment	200	(1,201)
Dividends declared (3)	67	66
Cash from operations	475	427
Normalized funds from operations (1)	420	376
Normalized adjusted funds from operations (1)	382	367
Normalized utility adjusted funds from operations (1)	308	294
Normalized effective income tax rate (%) (1)	25.3	13.8

	Three Months Ended March 31
($ per share, except shares outstanding)	2020	2019
Net income per common share - basic	1.66	2.93
Net income per common share - diluted	1.66	2.93
Normalized net income - basic (1)	0.79	0.78
Normalized net income - diluted (1)	0.79	0.78
Dividends declared (3)	0.24	0.24
Cash from operations	1.70	1.55
Normalized funds from operations (1)	1.51	1.36
Normalized adjusted funds from operations (1)	1.37	1.33
Normalized utility adjusted funds from operations (1)	1.10	1.07
Shares outstanding - basic (millions)
During the period (4)	279	276
End of period	279	276

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.

(2)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

(3)	Dividends declared per common share per month: $0.08 beginning on December 27, 2018.

(4)	Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today at 8:00 a.m. MT (10:00 a.m. ET) to discuss 2020 first quarter results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on April 30, 2020 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 5167696. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 7, 2020.
AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the first quarter ended March 31, 2020, as well as its related Management’s Discussion and Analysis, are now available

AltaGas Ltd. – Press Release Q1 2020 – 7

online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS

AltaGas is an energy infrastructure company with a focus on regulated Utilities and Midstream. The Corporation creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-587-955-4519 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30 per share; donation to community partners to respond to the COVID-19 pandemic; expectation that the Utilities segment will contribute approximately 60 percent of full year 2020 normalized EBITDA; Midstream focus on export capability and access to premium pricing in Asia to attract more production to AltaGas’ system; anticipated self-funded 2020 capital plan of approximately $900 million; expectation that no common equity will be raised in the near-term; expectation that the capital plan will be focused on utilities; expectation that $6 million realized hedge loss will have a positive impact on the second quarter margins and results from RIPET through lower inventory costs; expectation that AltaGas will achieve its 50,000 Bbls/d export target through RIPET by year end; expected timing of refund payment for over collection in Virginia; growth drivers in the Midstream and Utilities segments; expectation that consolidated Utilities rate base will grow at approximately 8 - 10 percent annually in 2020 through to 2024; and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: asset sales anticipated to close in 2020, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: the risks and impact of COVID-19; health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes- Oxley Act; integration of WGL; and the other factors discussed

AltaGas Ltd. – Press Release Q1 2020 – 8

under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended March 31, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre tax depreciation and amortization, interest expense, and income tax expense.

Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized gains on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gain on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, distributed generation asset related investment tax credits, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized gains on risk management contracts, losses (gains) on investments, gain on sale of assets, restructuring costs, dilution loss on equity investment, and COVID-19 related costs. Normalized net income is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities. Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle

AltaGas Ltd. – Press Release Q1 2020 – 9

asset retirement obligations. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets and liabilities in the period and non operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, merger commitments, COVID-19 related costs, and restructuring costs. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, non-utility maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization. Funds from operations, normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP.

AltaGas Ltd. – Press Release Q1 2020 – 10